Idera Pharmaceuticals, Inc.

505 Eagleview Blvd., Suite 212

Exton, Pennsylvania 19341

May 24, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Abby Adams

Re:           Idera Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed March 3, 2021

File No. 333-253804

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Idera Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on May 25, 2021, or as soon as practicable thereafter.

IDERA PHARMACEUTICALS, INC.

By:	/s/ JOHN J. KIRBY
Name: John J. Kirby
Title: Chief Financial Officer